EXHIBIT EX-1

Fox & Hound Restaurant Group Signs Letter of Intent For Proposed Acquisition

WICHITA, Kan., Oct. 4, 2005 (PRIMEZONE) -- Fox & Hound Restaurant Group (Nasdaq:FOXX) announced that it signed a letter of intent with Levine Leichtman Capital Partners ("LLCP") for the acquisition of all of the Company's outstanding common stock for an all cash price of $14.00 per share, other than shares held by certain stockholders and members of management. The buyer would be a newly formed affiliate of LLCP in which certain executive officers and other members of senior management, including Steven M. Johnson, our Chief Executive Officer, James K. Zielke, our Chief Financial Officer, Gary M. Judd, our President, and Kenneth C. Syvarth, our Chief Operating Officer, would participate as equity holders. As part of the transaction, the participating stockholders and members of management would be required to vote their shares of Company stock in favor of the transaction with LLCP and to exchange their shares of Company stock and options for stock and options of the continuing company after the transaction.

The Board of Directors of the Company created a Special Committee of independent directors to consider the proposal. The Special Committee unanimously approved the letter of intent and recommended its approval by the Board of Directors. The proposed transaction is subject to successful completion of due diligence and execution of mutually agreed upon definitive agreements. The closing of the transaction would be subject to the buyer obtaining financing for the transaction, stockholder approval and other customary closing conditions. LLCP has obtained a "highly confident" letter from Libra Securities, LLC to provide senior financing for the proposed transaction. There can be no assurance that definitive agreements can or will be signed or that a transaction can or will be completed.

The Board of Directors unanimously approved the Company entering into the letter of intent, which has an exclusivity agreement with LLCP that extends through January 31, 2006. The Company has agreed not to solicit alternative transactions but may respond to certain unsolicited proposals and may terminate the exclusivity agreement prior to January 31, 2006 upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminates the exclusivity agreement for a superior proposal or the Company enters into an agreement with respect to an alternative transaction before May 1, 2006, the Company will be required to pay LLCP a fee of $5 million. In addition, the Company has agreed to reimburse LLCP for its expenses in certain circumstances.

Levine Leichtman Capital Partners is a Los Angeles, California, private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman. LLCP manages in excess of $1.1 billion of institutional investment capital through private equity partnerships. LLCP has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million. LLCP is currently making new investments through Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Successful investments by LLCP include Jon Douglas Real Estate Services Group, Inc., Consumer Portfolio Services, Inc., the Quizno's Corporation and CiCi's Pizza, Inc.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, potential increases in food, alcohol, labor, and other operating costs, changes in competition, the inability to find suitable new locations, changes in consumer preferences or spending patterns, changes in demographic trends, the effectiveness of our operating and growth initiatives and promotional efforts, and changes in government regulation. Further information about the factors that might affect the Company's financial and other results are included in the Company's 10-K and 10-Q, filed with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CONTACT:  Fox & Hound Restaurant Group
          Jim Zielke
          (316) 201-4006